March 22, 2019

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KraneShares MSCI Emerging Markets ex China Index ETF (File Nos. 333-180870 and 811-22698)

Dear Mr. Grzeskiewicz:

On December 13, 2018, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 167 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 167”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (Accession Number 0001615774-18-014344). Post-Effective Amendment No. 167 was filed to register a new series of the Registrant, the KraneShares MSCI Emerging Markets ex China Index ETF (“Fund”).

On February 21, 2019, you provided oral comments on behalf of the SEC staff (“Staff”) regarding Post-Effective Amendment No. 167. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in Post-Effective Amendment No. 167. Any changes to the Fund’s prospectus and statement of additional information will be filed in a Post-Effective Amendment.

1.	Provide a copy of the Underlying Index’s index methodology to the Staff.

RESPONSE: The Registrant provided the Underlying Index’s index methodology to the Staff via e-mail on March 20, 2019.

2.	At least one week prior to the effective date of any Post-Effective Amendment related to the Fund, provide the Staff with the completed fee table to be included in the “Fees and Expenses of the Fund” section of the Summary Prospectus.

RESPONSE: The Registrant provided the information requested by the Staff via e-mail on March 20, 2019.

3.	In the “Principal Investment Strategies of the Fund” section of the Summary Prospectus, describe the Underlying Index’s selection criteria in greater detail.

K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Securities and Exchange Commission
March 22, 2019

RESPONSE: The Registrant has made the requested changes.

4.	The first paragraph of the “Principal Investment Strategies of the Fund” section of the Summary Prospectus states that the Fund will invest at least 80% of its total assets in components of the Underlying Index and depositary receipts, including American depositary receipts (“ADRs”), representing such components. That paragraph further states that the Underlying Index consists of securities from issuers of emerging markets countries, including Russia. Confirm whether the Fund and Underlying Index may actually have exposure to Russian issuers, given existing U.S. sanctions on certain Russian entities and individuals.

RESPONSE: The Registrant confirms that the Underlying Index may include securities of Russian issuers. The Underlying Index does not include any Russian securities prohibited from investment by U.S. persons.

5.	In the “Principal Risks” section of the Summary Prospectus and “Principal Investment Risks” section of the Statutory Prospectus, reorder the risks so that they appear in order of significance rather than alphabetically.

RESPONSE: Item 4(b) of Form N-1A requires a fund to “summarize the principal risks of investing in the [f]und.” Item 4(b) of Form N-1A does not prescribe the order in which a fund’s principal risks must be listed. The Registrant believes that listing the Fund’s principal risks in alphabetical order is a straightforward approach that enables investors to easily identify the location of a particular risk factor. The Registrant also believes that it is not practicable to list the Fund’s principal risks “in order of significance” because this requires subjective judgments and the relative nature of any risk may change dramatically based on market and other developments. Nevertheless, the Registrant will reorder the principal risks so that they appear in order of significance rather than alphabetically for all of its Funds in the Registrant’s next annual update to its registration statement.

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If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475 or Timothy Bekkers at (202) 778-9443.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane
Jonathan Shelon
Krane Funds Advisors, LLC